EXHIBIT (99-1)

Summary of Directors and Officers Insurance Program

This summary states the general effect of the Company’s Directors & Officers Insurance Program for the policy period effective for June 30, 2009 to June 30, 2010.

INSURANCE COMPANY	LIMIT ($MILL)
Corporate Officers & Directors Assurance Ltd.	25
Endurance Specialty Insurance Ltd.	25
ACE Bermuda Insurance Ltd.	15
Steadfast Insurance Company	25
Allied World Assurance Company Ltd.	20
Arch Insurance (Bermuda)	20
St. Paul Surplus Lines Insurance Company	10
Max Bermuda Ltd.	15
Chubb Atlantic Indemnity Ltd.	10
Ariel Reinsurance Company Ltd.	5
Allied World Assurance Company Ltd.	5
Axis Specialty Limited Bermuda	25
Corporate Officers & Directors Assurance Ltd.	15
Chubb Atlantic Indemnity Ltd.	10
Ariel Reinsurance Company Ltd.	5
St. Paul Surplus Lines Insurance Company	10
Lloyd’s Syndicate 2623/623	10
TOTAL	250